EXHIBIT 12.2

PACIFICORP
STATEMENTS OF COMPUTATION OF RATIO
OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(IN MILLIONS OF DOLLARS)

	Six Months Ended Sept. 30, 2003		Years Ended March 31,								Calendar Year Ended December 31, 1998

			2003		2002		2001		2000

Fixed Charges, as defined:*
Interest expense	$123.6		$270.2		$228.1		$290.4		$341.4		$371.6
Estimated interest portion of rentals charged to expense	4.8		7.0		10.2		2.9		5.2		5.7
Preferred dividends of wholly owned subsidiary	19.8		47.7		45.3		(29.6)		74.0		42.9

Total fixed charges	148.2		324.9		283.6		263.7		420.6		420.2
Preferred Stock Dividends as defined:*	3.9		12.2		20.3		(18.8)		49.6		29.5

Total fixed charges and preferred dividends	$152.1		$337.1		$303.9		$244.9		$470.2		$449.7

Earnings, as defined:*
Income from continuing operations	$122.6		$142.0		$293.4		$(88.2)		$82.6		$110.6
Add (deduct):
Provision for income taxes	84.8		97.2		176.1		180.4		134.0		59.1
Minority interest	0.1		—		0.1		0.1		0.1		(0.7)
Undistributed loss (income) of less than 50% owned affiliates	—		—		—		1.4		2.6		10.3
Fixed charges as above	148.2		324.9		283.6		263.7		420.6		420.2

Total earnings	$355.7		$564.1		$753.2		$357.4		$639.9		$599.5

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.3	x	1.7	x	2.5	x	1.5	x	1.4	x	1.3	x

* “Fixed charges” represent consolidated interest charges and an estimated amount representing the interest factor in rents. “Preferred Stock Dividends” represent preferred dividend requirements multiplied by the ratio which pre-tax income from continuing operations bears to income from continuing operations. “Earnings” represent the aggregate of (a) income from continuing operations, (b) taxes based on income from continuing operations, (c) minority interest in the income of majority-owned subsidiaries that have fixed charges, (d) fixed charges and (e) undistributed income of less than 50% owned affiliates without loan guarantees.